         --------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                        (Amendment No. 2/Final Amendment)
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                              ROBBINS & MYERS, INC.
                       (Name of Subject Company (Issuer))

                              ROBBINS & MYERS, INC.
                        (Name of Filing Person (Offeror))

                  6.5% CONVERTIBLE SUBORDINATED NOTES DUE 2003
                         (Title of Class of Securities)

                                  770196AA1001
                      (CUSIP Number of Class of Securities)

                              --------------------

                                 Kevin J. Brown
                   Vice President and Chief Financial Officer
                              Robbins & Myers, Inc.
                              1400 Kettering Tower
                               Dayton, Ohio 45423
                                 (937) 225-3317
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                              --------------------

                                   Copies to:
                                 Joseph M. Rigot
                                Thompson Hine LLP
                           2000 Courthouse Plaza, N.E.
                              10 West Second Street
                               Dayton, Ohio 45402
                                 (937) 443-6586

                              --------------------

                            CALCULATION OF FILING FEE

         ---------------------------------------------------------------
           Transaction Valuation*               Amount Of Filing Fee**

                 $40,000,000                           $3,680.00***
         ---------------------------------------------------------------

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*        The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation assumes the exchange of $40,000,000 in principal amount of the 6.5% Convertible Subordinated Notes due 2003 (the "Existing Notes") that are subject to the Exchange Offer. The value of the Existing Notes is based on the only recorded sale of the Existing Notes on the New York Stock Exchange on December 31, 2002, which was $100.00.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended. The amount of the filing fee is calculated at the rate of $92.00 per million.

***      Previously paid.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                           $3,680.00
         Filing Party:                                     Robbins & Myers, Inc.
         Form or Registration No.:                         Schedule TO
         Date Filed:                                       January 8, 2003

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

| | Third-party tender offer subject to Rule 14d-1.

|X| Issuer tender offer subject to Rule 13e-4.

| | Going-private transaction subject to Rule 13e-3.

| | Amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|


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         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Statement") filed by Robbins & Myers, Inc. ("Robbins & Myers"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to issue 8.0% Convertible Subordinated Notes due 2008 (the "New Notes") in the principal amount of $40,000,000 in exchange for an equal principal amount of 6.5% Convertible Subordinated Notes due 2003 (the "Existing Notes"), upon the terms and subject to the conditions set forth in the Offering Circular, dated January 8, 2003 (the "Offering Circular"), and in the related Letter of Transmittal, copies of which were filed with the Statement as Exhibits (a)(1) and (a)(2), respectively (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"). The following amendments are incorporated by reference in response to all of the items of the Statement.

         The Statement is hereby amended and supplemented as follows:

         The Exchange Offer expired at 12:00 midnight, Eastern time, on Friday, February 7, 2003. According to the exchange agent for the Exchange Offer, an aggregate principal amount of $56,458,000 of Existing Notes was tendered and not withdrawn prior to the expiration of the Exchange Offer. Robbins & Myers notified the exchange agent for the Exchange Offer on February 10, 2003 of its acceptance for exchange of all tendered Existing Notes, subject to pro ration. Because more than $40,000,000 in principal amount of the Existing Notes was tendered in the Exchange Offer, Robbins & Myers has accepted for exchange Existing Notes as nearly as possible on a pro rata basis, in accordance with the principal amount of Existing Notes tendered by each holder of Existing Notes.

         Upon the terms and subject to the conditions of the Exchange Offer, Robbins & Myers will issue New Notes in principal amounts equal to the principal amount of Existing Notes tendered for exchange and accepted by Robbins & Myers.

         On February 10, 2003, Robbins & Myers issued a press release announcing the results of the Exchange Offer, a copy of which is filed as Exhibit (a)(10) to this Statement.

         ITEM 12.          EXHIBITS.

         (a)(10)           Press Release, dated February 10, 2003.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ROBBINS & MYERS, INC.


Dated:  February 13, 2003             By:  /s/ Gerald L. Connelly
                                           ----------------------
                                           Gerald L. Connelly
                                           President and Chief Executive Officer








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                                    EXHIBITS

 EXHIBIT NUMBER        DESCRIPTION
 --------------        -----------

 (a)(10)               Press Release, dated February 10, 2003.








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